Exhibit 99.1

Aeterna Zentaris Inc.

Condensed Interim Consolidated Financial Statements

As of March 31, 2023, and for the three months ended March 31, 2023 and 2022

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to Condensed Interim Consolidated Financial Statements	6

1

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	As of March 31, 2023	As of December 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	46,560	50,611
Trade and other receivables	557	732
Inventory	227	229
Income taxes receivable	1,450	1,428
Prepaid expenses and other current assets	1,914	2,488
Total current assets	50,708	55,488

Non-current assets
Restricted cash equivalents	326	322
Property and equipment	248	216
Total non-current assets	574	538
Total assets	51,282	56,026

LIABILITIES
Current liabilities
Payables and accrued liabilities	4,130	3,828
Provisions	44	45
Income taxes payable	109	108
Deferred revenues (note 3)	2,017	2,949
Lease liabilities	134	114
Total current liabilities	6,434	7,044

Non-current liabilities
Deferred revenues (note 3)	1,777	1,684
Deferred gain	111	110
Lease liabilities	76	65
Employee future benefits (note 4)	11,498	11,159
Provisions	178	188
Total non-current liabilities	13,640	13,206
Total liabilities	20,074	20,250

Shareholders’ equity
Share capital (note 5)	293,410	293,410
Warrants	5,085	5,085
Other capital	90,349	90,332
Deficit	(356,501)	(352,084)
Accumulated other comprehensive loss	(1,135)	(967)
Total Shareholders’ equity	31,208	35,776
Total liabilities and shareholders’ equity	51,282	56,026

Commitments (note 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert, Chair of the Board	Dennis Turpin, Director

2

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2023 and 2022

(In thousands of US dollars)

(Unaudited)

	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive loss	Total
	$	$	$	$	$	$
Balance – January 1, 2023	293,410	5,085	90,332	(352,084)	(967)	35,776
Net loss	-	-	-	(4,255)	-	(4,255)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(168)	(168)
Actuarial loss on defined benefit plans and remeasurement of the net defined benefit liability (note 4)	-	-	-	(162)	-	(162)
Comprehensive loss	-	-	-	(4,417)	(168)	(4,585)
Share-based compensation costs (note 5)	-	-	17	-	-	17
Balance – March 31, 2023	293,410	5,085	90,349	(356,501)	(1,135)	31,208

	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive loss	Total
	$	$	$	$	$	$
Balance – January 1, 2022	293,410	5,085	89,788	(334,619)	(678)	52,986
Net loss	-	-	-	(2,640)	-	(2,640)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	37	37
Actuarial gain on defined benefit plans and remeasurement of the net defined benefit liability	-	-	-	2,749	-	2,749
Comprehensive income	-	-	-	109	37	146
Share-based compensation costs (note 5)	-	-	27	-	-	27
Balance – March 31, 2022	293,410	5,085	89,815	(334,510)	(641)	53,159

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2023 and 2022

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended
	March 31,
	2023	2022
	$	$
Revenues (note 3)	2,128	1,517

Expenses
Cost of sales	17	79
Research and development	4,012	2,390
Selling, general and administrative	2,306	1,861
Total expenses	6,335	4,330

Loss from operations	(4,207)	(2,813)

Gain (loss) due to changes in foreign currency exchange rates	(59)	174
Other finance (costs) income	11	(1)
Net finance (costs) income	(48)	173

Loss before income taxes	(4,255)	(2,640)

Income tax recovery	-	-
Net loss	(4,255)	(2,640)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(168)	37
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans and remeasurement of the net defined benefit liability (note 4)	(162)	2,749
Comprehensive loss	(4,585)	146

Basic and diluted loss per share (note 7)	(0.88)	(0.54)

Weighted average number of shares outstanding (basic and diluted)	4,855,876	4,855,876

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

Aeterna Zentaris Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2023 and 2022

(In thousands of US dollars)

(Unaudited)

	Three months ended
	March 31,
	2023	2022
	$	$
Cash flows from operating activities
Net loss for the period	(4,255)	(2,640)
Items not affecting cash and cash equivalents:
Provision	(8)	(2)
Depreciation and amortization	40	36
Share-based compensation costs	17	27
Employee future benefits	135	99
Amortization of deferred revenues	(760)	(828)
Net foreign exchange differences	8	(174)
Other non-cash items	1	14
Refund of income taxes	-	881
Changes in operating assets and liabilities (note 6)	761	1,126
Net cash used in operating activities	(4,061)	(1,461)

Cash flows from financing activities
Payments on lease liabilities	(38)	(34)
Net cash used in financing activities	(38)	(34)

Cash flows from investing activities
Purchase of property and equipment	(2)	(6)
Net cash used in investing activities	(2)	(6)

Effect of exchange rate changes on cash and cash equivalents	50	(203)

Net change in cash and cash equivalents	(4,051)	(1,704)

Cash and cash equivalents – Beginning of period	50,611	65,300
Cash and cash equivalents – End of period	46,560	63,596

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2023, and for the three months ended March 31, 2023 and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

1. Business overview

Summary of business

Aeterna Zentaris (the “Company” or “Aeterna”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen® (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency-approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen® is currently marketed in the US through a license agreement (the “Novo Amendment”) between the Company and Novo Nordisk Health Care AG (“Novo”) until May 2023 and in the United Kingdom and Europe through a license agreement with Atnahs Pharma UK Limited (“Pharmanovia”) under the trade name of Ghryvelin™. The Company is also dedicated to the development of therapeutic assets and has taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on May 9, 2023.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements do not include all the notes normally included in annual consolidated financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of and for the year ended December 31, 2022.

The accounting policies used in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

New standards and interpretations not yet adopted

Several amendments apply for the first time in 2023, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS applicable to interim financial statements. Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as of and for the year ended December 31, 2022.

6

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2023, and for the three months ended March 31, 2023 and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

3. Revenue

The Company derives revenue from the transfer of goods and services over time and at a point in time in the following categories:

	Three months ended March 31,
	2023	2022
	$	$
License fees	760	432
Development services	1,339	966
Product sales	-	57
Royalties	18	19
Supply chain	11	43
	2,128	1,517

Pharmanovia

On March 15, 2023, with the Company’s consent, Consilient Health (“CH”) entered into an assignment agreement with Pharmanovia to transfer the current licensing agreement for the commercialization of macimorelin in the European Economic Area and the United Kingdom to Pharmanovia, as well as the current supply agreement pursuant to which the Company agreed to provide the licensed product (together, the “Assignment Agreement”). Also on March 15, 2023, the Company and Pharmanovia entered into an amendment agreement, pursuant to which the Company provided its acknowledgement and consent to the Assignment Agreement and agreed to certain amended terms which do not materially differ from the previous license and supply agreement with CH. Subsequent to the execution of the Assignment Agreement, the aggregate amount of the transaction price allocated to the Company’s unsatisfied performance obligations was $1,658 (€1,540), comprised of; the combined adult indication performance obligation of $1,233 (€1,145), and the combined pediatric indication performance obligation of $425 (€395). The Company will continue to recognize revenue over time using an output method based on units of licensed product supplied to Pharmanovia. The total units that the Company expects to supply to Pharmanovia is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgment that will be relied upon when using the outputs method to recognize revenue.

Liabilities related to contracts with customers

The following table provides a summary of deferred revenue balances:

	March 31, 2023
	Current	Non-current	Total
	$	$	$
Novo Amendment	2,005	-	2,005
Pharmanovia License Agreement	10	1,648	1,658
NK License Agreement	2	129	131
	2,017	1,777	3,794

	December 31, 2022
	Current	Non-current	Total
	$	$	$
Novo Amendment	2,914	-	2,914
Consilient Health	35	1,556	1,591
NK License Agreement	-	128	128
	2,949	1,684	4,633

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Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2023, and for the three months ended March 31, 2023 and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

4. Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Three months ended March 31, 2023			Year ended December 31, 2022
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the period	21,657	93	21,750	29,412
Current service cost	30	3	33	142
Interest cost	200	1	201	295
Actuarial loss (gain) from changes in financial assumptions	148	-	148	(5,915)
Benefits paid	(194)	-	(194)	(752)
Impact of foreign exchange rate changes	334	1	335	(1,432)
Balances – End of the period	22,175	98	22,273	21,750

Change in plan assets
Balances – Beginning of the period	10,591	-	10,591	11,927
Interest income from plan assets	99	-	99	120
Employer contributions	8	-	8	45
Employee contributions	2	-	2	10
Benefits paid	(71)	-	(71)	(247)
Remeasurement of plan assets	(14)	-	(14)	(641)
Impact of foreign exchange rate changes	160	-	160	(623)
Balances – End of the period	10,775	-	10,775	10,591

Net liability of the unfunded plans	10,913	98	11,011	10,787
Net liability of the funded plans	487	-	487	372
Net amount recognized as Employee future benefits	11,400	98	11,498	11,159

Amounts recognized:
In net loss	131	4	135	295
Actuarial (loss) gain on defined benefit plans and remeasurement of the net defined benefit liability in other comprehensive loss	(162)	-	(162)	5,262

The calculation of the employee future benefit obligation is sensitive to the discount rate assumption and other assumptions such as the rate of the pension benefit increase. Discount rates were 3.70% as of March 31, 2023 and 3.75% as of December 31, 2022, causing the variances in the actuarial loss (gain) on defined benefit plan during the quarter ended March 31, 2023.

8

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2023, and for the three months ended March 31, 2023 and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

5. Shareholders’ equity

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

	Common shares	Amount
	#	$
Balance – December 31, 2022	4,855,876	293,410

	-	-
Balance – March 31, 2023	4,855,876	293,410

On July 15, 2022, the Company’s shareholders and board of directors approved an amendment to the Company’s articles of incorporation to effect a 1-for-25 share consolidation (reverse split) of the Company’s common shares. The Company’s outstanding stock options, DSUs and warrants were also adjusted to reflect the 1-for-25 share consolidation (reverse split) of the Company’s common shares. Accordingly, all common shares, DSU, warrants, stock options and per share amounts in these interim condensed consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share consolidation (reverse split). Outstanding warrant and stock options were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased. The share consolidation (reverse split) was affected on July 21, 2022.

Share-based compensation

On January 17, 2023, the Company granted 14,000 (2022 – 2,000) stock options under the Long-Term Incentive Plan. The stock options have a term of seven years and will vest over a period of three years. The fair value at grant date is estimated using a Black-Scholes option pricing model, considering the terms and conditions upon which the options were granted, using the following assumptions:

	March 31, 2023	March 31, 2022
Expected dividend yield	$0.00	$0.00
Expected volatility	104.46%	115.75%
Risk-free annual interest rate	3.56%	1.59%
Expected life (years)	5.45	5.72
Share price	$3.75	$8.88
Exercise price	$3.75	$8.88
Grant date fair value	$2.99	$7.47

The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued.

9

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2023, and for the three months ended March 31, 2023 and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The compensation expense for the three months ended March 31, 2023 was $17 (2022 – $27) recognized over the vesting period. Option activity for the three months ended March 31, 2023 and 2022, was as follows:

	Stock options	Weighted average exercise price
	#	$
Balance – December 31, 2022	42,030	20.05
Granted	14,000	3.75
Balance – March 31, 2023	56,030	15.98

	Stock options	Weighted average exercise price
	#	$
Balance – December 31, 2021	43,455	22.00
Granted	2,000	8.88
Cancelled / Forfeited	(2,399)	10.98
Balance – March 31, 2022	43,056	21.95

6. Supplemental disclosure of cash flow information

	Three months ended
	March 31,
	2023	2022
	$	$
Changes in operating assets and liabilities:
Trade and other receivables	203	474
Inventory	5	(206)
Prepaid expenses and other current assets	626	711
Payables and accrued liabilities	235	159
Deferred revenues	(154)	8
Provision for restructuring and other costs	(9)	-
Employee future benefits	(145)	(20)
	761	1,126

10

Aeterna Zentaris Inc.

Notes to the Condensed Interim Consolidated Financial Statements

As of March 31, 2023, and for the three months ended March 31, 2023 and 2022

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

7. Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended March 31,
	2023	2022
Net loss	(4,255)	(2,640)
Basic and diluted weighted-average shares outstanding	4,855,876	4,855,876

Basic and diluted loss per share	(0.88)	(0.54)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	152,950	59,976
Share purchase warrants	457,648	457,648

8. Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

9. Commitments

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

TOTAL
$
Less than 1 year	9,224
1 - 3 years	1,982
4 - 5 years	29
More than 5 years	-
11,235

In 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty. The Company may have to pay up to $38,912 upon achieving certain sales volumes, regulatory or other milestones related to specific products.

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